HYLSAMEX

File No. 82-4252

January 19, 2004

04012469

SUPPL

04 JAN 29 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

By: Ismael de la Garza P.
Ismael De La Garza

dlg 1/30

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Mexican Stock Exchange and Press Release: Hylsamex to Become an Independent Public Company. **English translation included.**	January 19, 2004

Hylsamex Press Release Hylsamex Press
Press Release Hylsamex Hylsamex Press Release
Hylsamex Press Release Hylsamex Press Release
Hylsamex Press Release Hylsamex Press Release

Hylsamex to become an independent public Company

A new chapter in the company's history begins

Monterrey, N. L. January 19, 2004

Hylsamex S.A. de C.V. announced today that its majority stockholder, Alfa, S.A. de C.V., which holds 89.7% of the shares outstanding in Hylsamex, called today for an extraordinary stockholders' meeting, to be held on February 4th, 2004, to vote on a proposal to spin-off its interest in Hylsamex.

Hylsamex also has called an extraordinary shareholders' meeting to take place on February 4, 2004. The purpose of the meeting is to vote on a proposal to modify a portion of the Company's by-laws to facilitate the eventual independent status of Hylsamex.

Subject to approval by ALFA´s shareholders, ALFA will distribute to its shareholders its equity interest in Hylsamex. This will take place through the issuance of trust receipts known as "certificados de participación ordinaria" ("CPOs"), which represent a direct claim on the common shares of Hylsamex. It is the intention of both companies to have the newly issued CPOs registered and listed in the Bolsa Mexicana de Valores.

The spin-off process will be conducted in two stages. During the first quarter of 2004, Alfa expects to distribute CPOs representing 38.97% of Hylsamex's common stock to its shareholders. A second and final distribution is expected to occur at the beginning of 2005, when the remainder of CPOs representing 51% of the common equity of Hylsamex will be distributed.

The CEO of Hylsamex, Alejandro M. Elizondo, noted that "Alfa's proposed initiative will benefit Hylsamex. In particular, it should facilitate a more accurate valuation of Hylsamex in the financial markets; this in turn should translate into better access to the debt and equity markets for the Company.

Mr. Elizondo also added that "the initiative announced today represents a logical step in the evolution of Hylsamex as a public company. It is a process that started with the IPO in 1994, and the original aim of making Hylsamex a stand-alone public company. Then, as now, every effort is being made to increase profitability and generate value for shareholders."

Mr. Elizondo stressed that the relationship with customers and suppliers will not change. It will remain one of mutual trust and collaboration. He added, "In this new chapter of Hylsamex, special effort will be devoted to preserving our status as preferred supplier for all of our customers".

Mr. Elizondo concluded his remarks emphasizing the vital role played by the personnel of Hylsamex, "having their enthusiastic support and loyalty, assures that Hylsamex will continue to be a leading steel company".

###

For more information contact:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsamex Será Empresa Independiente

Se inicia una nueva etapa
En la vida de la empresa

Monterrey, N. L. Enero 19 de 2004

Hylsamex informó que ALFA –accionista mayoritario de Hylsamex– convocó hoy a una asamblea general extraordinaria de accionistas, a realizarse el próximo 4 de febrero, para proponer una restructuración de su portafolio de empresas mediante la desincorporación de Hylsamex.

De manera simultánea, Hylsamex convocó a una asamblea general extraordinaria de accionistas, a efectuarse el mismo día 4 de febrero, en la cual propondría modificar algunos de los estatutos sociales de la empresa para adecuarse a esta nueva situación de empresa totalmente independiente.

Sujeto a la aprobación de su asamblea, ALFA distribuiría entre sus accionistas su participación en el capital social de Hylsamex, mediante la entrega de títulos valor conocidos como Certificados de Participación Ordinaria (CPOs), los cuales representan dichas acciones. Se realizarían los trámites necesarios para que estos instrumentos estén listados y cotizados en la Bolsa Mexicana de Valores.

El proceso de desincorporación se realizaría en dos etapas. Durante el primer trimestre de 2004, ALFA distribuiría CPO´s que representan el 38.97% del capital de Hylsamex. La segunda etapa se llevaría a cabo durante el primer trimestre del 2005, cuando se entregarían CPO´s por el 51% restante del capital de Hylsamex.

El ingeniero Alejandro M. Elizondo Barragán, director general de Hylsamex, comentó que la medida que ALFA propone resultaría en beneficios para Hylsamex, pues facilitaría una correcta valuación de la compañía por parte de las instituciones financieras y del público inversionista; lo que se traduciría en mayores posibilidades de acceso a los mercados de capital.

De hecho –agregó– esto constituye un paso más en el proceso de evolución que en 1994 llevó a colocar a Hylsamex en el mercado bursátil, para eventualmente convertirla en una empresa totalmente pública.

Comentó, asimismo, que en esta nueva etapa en la vida de Hylsamex se seguirá trabajando para generar más valor y rentabilidad para los accionistas.

En cuanto a la relación con clientes y proveedores, dijo que continuará como hasta ahora, basada en la confianza mutua y la colaboración. "En esta nueva etapa, Hylsamex redoblará esfuerzos para seguirse ganando la preferencia de sus clientes".

"Con el apoyo entusiasta de nuestro personal –concluyó– Hylsamex continuará siendo una empresa líder en la industria siderúrgica."

Para mayor información:

Rafael Rubio
8865 -1303
8865 - 2828

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CONVEXTR.ens

Longitud del sobre: 6474 bytes.

Fecha de recepcion: Jan 19 2004 7:14:39:193AM.

Folio de recepcion: 40029.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convextr.bmv	1	Convocatoria de Asamblea Extraordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CONVEXTR.ens

Longitud del sobre: 6474 bytes.

Fecha de recepcion: Jan 19 2004 7:14:39:193AM.

Folio de recepcion: 40029.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
convextr.bmv	1	Convocatoria de Asamblea Extraordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración se convoca a los accionistas de HYLSAMEX, S.A. DE C.V., en términos del Artículo 186 de la Ley General de Sociedades Mercantiles y del Artículo Décimo Séptimo de los Estatutos Sociales, a la Asamblea EXTRAORDINARIA de Accionistas que tendrá lugar en el domicilio de la Sociedad, ubicado en Teatro Nova, ubicado en Avenida del Bosque No. 139, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León., a las 10:30 a. del día 4 de Febrero de 2004, conforme al siguiente:

ORDEN DEL DÍA

I. Propuesta para añadir a los Estatutos Sociales un Artículo Transitorio, el cual estaría vigente hasta el 31 de diciembre de 2008, estableciendo medidas tendientes a prevenir la adquisición de acciones que otorguen el control de la Sociedad, en forma directa o indirecta, sin que se tenga el acuerdo favorable del Consejo de Administración, de conformidad con el Artículo 14 Bis 3, fracción VII de la Ley del Mercado de Valores.

II. Propuesta para reformar diversos artículos de los Estatutos Sociales a fin de ajustarlos a lo establecido en las "Disposiciones de carácter general aplicables a las emisoras de valores y otros participantes del mercado de valores", emitidas por la Comisión Nacional Bancaria y de Valores, publicadas en el Diario Oficial de la Federación el 19 de marzo de 2003.

III. Designación de delegados especiales y acuerdos complementarios para la instrumentación de todos los anteriores.

IV. Lectura y, en su caso, aprobación del Acta de la Asamblea.

REQUISITOS DE ASISTENCIA

A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto

lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder, o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Gómez Morín No. 1111 Sur,

México, D.F., 4 de Febrero de 2004

Convocatoria de Asamblea Extraordinaria de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2004-01-19 07:14:00.0

Prefijo:
CONVEXTR

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
4/2/2004

Lugar:
Teatro Nova, ubicado en Avenida del Bosque No. 139, Colonia Cuauhtémoc, San Nicolás de los Garza, Nuevo León.

Hora:
10:30

Orden del Día:

I. Propuesta para añadir a los Estatutos Sociales un Artículo Transitorio, el cual estaría vigente hasta el 31 de diciembre de 2008, estableciendo medidas tendientes a prevenir la adquisición de acciones que otorguen el control de la Sociedad, en forma directa o indirecta, sin que se tenga el acuerdo favorable del Consejo de Administración, de conformidad con el Artículo 14 Bis 3, fracción VII de la Ley del Mercado de Valores.

II. Propuesta para reformar diversos artículos de los Estatutos Sociales a fin de ajustarlos a lo establecido en las "Disposiciones de carácter general aplicables a las emisoras de valores y otros participantes del mercado de valores", emitidas por la Comisión Nacional Bancaria y de Valores, publicadas en el Diario Oficial de la Federación el 19 de marzo de 2003.

III. Designación de delegados especiales y acuerdos complementarios para la instrumentación de todos los anteriores.

IV. Lectura y, en su caso, aprobación del Acta de la Asamblea.

Requisitos de Asistencia:
A fin de acreditar el derecho de asistencia a la Asamblea, los accionistas deberán estar inscritos como tales en el Registro de Acciones que al efecto lleva la Sociedad y depositar los títulos de sus acciones, ya sea ante la Secretaría de la Sociedad, en cualquier institución de crédito del País o en el S.D. INDEVAL, S.A. de C.V. Cuando el depósito no se haga en la Secretaría de la Sociedad, la institución que lo reciba deberá expedir la constancia

relativa y entregar un ejemplar al interesado y copia a la Secretaría de la Sociedad.

De conformidad con el Artículo 78 de la Ley del Mercado de Valores, tratándose de acciones depositadas en el S.D. INDEVAL, S.A. de C.V., será necesario que el depositante, además de la constancia de depósito antes mencionada, proporcione a la Secretaría de la Sociedad una lista con los nombres, denominaciones o razones sociales de los titulares de acciones y la cantidad de acciones propiedad de cada titular.

El depósito de los títulos de las acciones en la Secretaría de la Sociedad o, en su caso, la entrega de las constancias de depósito de los mismos, deberán llevarse a cabo en horas de oficina desde el día de la publicación de la convocatoria hasta, a más tardar, el segundo día hábil anterior al de la celebración de la Asamblea.

Los accionistas podrán hacerse representar en la Asamblea por apoderados, mediante simple carta poder, o para aquéllos que lo deseen, mediante poder otorgado en los formularios a que se refiere el Artículo 14 Bis 3 de la Ley del Mercado de Valores. En ambos casos, la Secretaría de la Sociedad deberá recibir los poderes con la anticipación señalada anteriormente.

La Secretaría de la Sociedad se encuentra en Ave. Gómez Morín No. 1111 Sur, Colonia Carrizalejo, San Pedro Garza García, Nuevo León.

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6230 bytes.

Fecha de recepcion: Jan 19 2004 7:37:43:100AM.

Folio de recepcion: 40030.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 19/01/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PARA SU PUBLICACION INMEDIATA

EVENTO RELEVANTE

Hylsamex Será Empresa Independiente

Se inicia una nueva etapa en la vida de la empresa

Monterrey, N. L. Enero 19 de 2004

Hylsamex informó que ALFA -accionista mayoritario de Hylsamex- convocó hoy a una asamblea general extraordinaria de accionistas, a realizarse el próximo 4 de febrero, para proponer una restructuración de su portafolio de empresas mediante la desincorporación de Hylsamex.

De manera simultánea, Hylsamex convocó a una asamblea general extraordinaria de accionistas, a efectuarse el mismo día 4 de febrero, en la cual propondría modificar algunos de los estatutos sociales de la empresa para adecuarse a esta nueva situación de empresa totalmente independiente.

Sujeto a la aprobación de su asamblea, ALFA distribuiría entre sus accionistas su participación en el capital social de Hylsamex, mediante la entrega de títulos valor conocidos como Certificados de Participación Ordinaria (CPOs), los cuales representan dichas acciones. Se realizarían los trámites necesarios para que estos instrumentos estén listados y cotizados en la Bolsa Mexicana de Valores.

El proceso de desincorporación se realizaría en dos etapas. Durante el primer trimestre de 2004, ALFA distribuiría CPO´s que representan el 38.97% del capital de Hylsamex. La segunda etapa se llevaría a cabo durante el primer trimestre del 2005, cuando se entregarían CPO´s por el 51% restante del

capital de Hylsamex.

El ingeniero Alejandro M. Elizondo Barragán, director general de Hylsamex, comentó que la medida que ALFA propone resultaría en beneficios para Hylsamex, pues facilitaría una correcta valuación de la compañía por parte de las instituciones financieras y del público inversionista; lo que se traduciría en mayores posibilidades de acceso a los mercados de capital.

De hecho -agregó- esto constituye un paso más en el proceso de evolución que en 1994 llevó a colocar a Hylsamex en el mercado bursátil, para eventualmente convertirla en una empresa totalmente pública.

Comentó, asimismo, que en esta nueva etapa en la vida de Hylsamex se seguirá trabajando para generar más valor y rentabilidad para los accionistas.

En cuanto a la relación con clientes y proveedores, dijo que continuará como hasta ahora, basada en la confianza mutua y la colaboración. "En esta nueva etapa, Hylsamex redoblará esfuerzos para seguirse ganando la preferencia de sus clientes".

"Con el apoyo entusiasta de nuestro personal -concluyó- Hylsamex continuará siendo una empresa líder en la industria siderúrgica."

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2004-01-19 07:37:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
19/1/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON.

Asunto:
PARA SU PUBLICACION INMEDIATA.

Eventos Relevantes:
Hylsamex será empresa independiente.

Se inicia una nueva etapa en la vida de la empresa.

Monterrey, N. L. Enero 19 de 2004

Hylsamex informó que ALFA -accionista mayoritario de Hylsamex- convocó hoy a una asamblea general extraordinaria de accionistas, a realizarse el próximo 4 de febrero, para proponer una restructuración de su portafolio de empresas mediante la desincorporación de Hylsamex.

De manera simultánea, Hylsamex convocó a una asamblea general extraordinaria de accionistas, a efectuarse el mismo día 4 de febrero, en la cual propondría modificar algunos de los estatutos sociales de la empresa para adecuarse a esta nueva situación de empresa totalmente independiente.

Sujeto a la aprobación de su asamblea, ALFA distribuiría entre sus accionistas su participación en el capital social de Hylsamex, mediante la entrega de títulos valor conocidos como Certificados de Participación Ordinaria (CPOs), los cuales representan dichas acciones. Se realizarían los trámites necesarios para que estos instrumentos estén listados y cotizados en la Bolsa Mexicana de Valores.

El proceso de desincorporación se realizaría en dos etapas. Durante el primer trimestre de 2004, ALFA distribuiría CPO´s que representan el 38.97% del capital de Hylsamex. La segunda etapa se llevaría a cabo durante el primer trimestre del 2005, cuando se entregarían CPO´s por el 51% restante del capital de Hylsamex.

El ingeniero Alejandro M. Elizondo Barragán, director general de Hylsamex, comentó que la medida que ALFA propone resultaría en beneficios para Hylsamex, pues facilitaría una correcta valuación de la compañía por parte de las instituciones financieras y del público inversionista; lo que se traduciría en mayores posibilidades de acceso a los mercados de capital.

De hecho -agregó- esto constituye un paso más en el proceso de evolución que en 1994 llevó a colocar a Hylsamex en el mercado bursátil, para eventualmente convertirla en una empresa totalmente pública.

Comentó, asimismo, que en esta nueva etapa en la vida de Hylsamex se seguirá trabajando para generar más valor y rentabilidad para los accionistas.

En cuanto a la relación con clientes y proveedores, dijo que continuará como hasta ahora, basada en la confianza mutua y la colaboración. "En esta nueva etapa, Hylsamex redoblará esfuerzos para seguirse ganando la preferencia de sus clientes".

"Con el apoyo entusiasta de nuestro personal -concluyó- Hylsamex continuará siendo una empresa líder en la industria siderúrgica."

Mercado Exterior: